William Carroll Senior Vice President - Controller	Delta Air Lines, Inc. 1030 Delta Boulevard Atlanta, Georgia 30354 T: +1 404 773 5558 bill.carroll@delta.com

March 9, 2022

Mr. Gus Rodriguez

Mr. Robert Babula

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	DELTA AIR LINES, INC.
Form 10-K for the Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-05424

Dear Mr. Rodriguez and Mr. Babula:

This is in response to the Staff's letter dated February 25, 2022 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2021. For your convenience, we have included in this letter the Staff's comment before providing our response to that comment.

* * * * * * * *

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.	Please discuss and analyze revenue and passenger levels and their respective trends for business related travel and leisure and other travel. Please refer to Item 303 of Regulation S-K.

Response:

We appreciate the opportunity to discuss this comment with the Staff and appreciate the feedback from the Staff reflected in this comment. In response to the Staff’s comment, we respectfully advise the Staff that in preparing the management's discussion and analysis of financial condition and results of operations (“MD&A”) in our Form 10-K, we evaluated the requirements of Item 303 of Regulation S-K (including available guidance from the Staff) and considered the information we use to monitor and manage our business as well as the information disclosed in our other investor communications to the extent material. This is reflected in our discussion in Results of Operations of the trends we have seen in the recovery of our revenues in 2021 from the impact of the pandemic and our expectations for continuing recovery. While we believe the disclosures in our MD&A address the requirements of Item 303 of Regulation S-K and are consistent with our other investor communications, we acknowledge that additional detail related to business and leisure (or consumer) travel trends may be helpful to investors. As a result, to the extent material, we will evaluate including additional information in our discussion of Results of Operations in future filings about the recovery of business and consumer travel relative to the pre-COVID-19 period.

* * * * * * * *

We sincerely hope that we have thoroughly addressed your comment on our 2021 Form 10-K filed on February 11, 2022.

We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me at 404-773-5558 or bill.carroll@delta.com.

Very Truly Yours, /s/ William Carroll Senior Vice President - Controller

cc:	Dan Janki, Executive Vice President – Chief Financial Officer Peter Carter, Executive Vice President – Chief Legal Officer